Exhibit 99.1

NOTICE OF

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 19, 2025

To the shareholders and ADS holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on Sunday, January 19, 2025, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the Meeting will be as follows:

1.	To approve an increase of the Company’s registered share capital from NIS 10,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each (the “Ordinary Shares”) to NIS 50,000,000, divided into 5,000,000,000 Ordinary Shares, and to amend the Company’s Articles of Association accordingly.

2.	To approve the division of the Board of Directors of the Company into staggered three-year terms and to amend the Company’s Articles of Association accordingly.

Only shareholders and holders of ADSs at the close of business on December 23, 2024 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Jacob Tenenbaum
Chairman of the Board
December 13, 2024

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 19, 2025

This Proxy Statement is furnished to our holders of Ordinary Shares, including holders of our Ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on Sunday, January 19, 2025, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve an increase of the Company’s registered share capital from NIS 10,000,000 divided into 1,000,000,000 Ordinary Shares each to NIS 50,000,000, divided into 5,000,000,000 Ordinary Shares and to amend the Company’s Articles of Association accordingly,

2.	To approve the division of the Board into staggered three-year terms and to amend the Company’s Articles of Association accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors (the “Board”) unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on December 23, 2024, shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation

Shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date. Proxies are being distributed to shareholders and ADS holders on or about December 17, 2024. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the Meeting. Response of the board to the position statement may be submitted not later than five days before the Meeting.

Quorum

At the close of business on December 13, 2024, we had outstanding 246,533,076 Ordinary Shares. Each Ordinary Share (including Ordinary Shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the Meeting.

Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be postponed to the following week, on the same day, time and place, and the agenda for which the first meeting was called will be discussed at the postponed meeting. If there is no quorum at the postponed meeting by the end of half an hour from the date called for the Meeting, the postponed Meeting shall be held with the presence of any number of participants whatsoever. No further notice will be given or publicized with respect to such adjourned meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of all the Proposals on the Meeting’s agenda.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Extraordinary General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1

Background

Our Articles of Association (the “Articles”) provides that the Company’s registered share capital is NIS 10,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each. The Board believes that increasing the Company’s registered share capital would afford the Company greater flexibility in raising additional funds, use its share capital as currency for potential transactions and will incentivize its employees. Accordingly, on December 12, 2024, the Board adopted the resolution by unanimous written consent, and recommended that the shareholders approve a proposal, to increase the Company’s registered share capital from NIS 1,000,000 divided into 1,000,000,000 Ordinary Shares each to NIS 50,000,000, divided into 5,000,000,000 Ordinary Shares. If approved by shareholders, we will amend the Articles accordingly using the form of Amended and Restated Articles, annexed hereto as Exhibit A.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company is authorized to increase the Company’s registered share capital from NIS 10,000,000, divided into 1,000,000,000 Ordinary Shares each to NIS 50,000,000, divided into 5,000,000,000 Ordinary Shares (the “Increase of Share Capital”), and to amend the Articles as set forth in the form of Amended and Restated Articles, annexed hereto as Exhibit A,

Required Vote

Under the Companies Law and our Articles, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the Increase of Share Capital.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of the external director. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board recommends a vote FOR the Increase of Share Capital.

PROPOSAL 2:

Background

At the Meeting, you will be asked for an approval to divide our Board into three (3) classes with staggered three-year terms (the “Staggered Board Proposal”), and to amend the Articles accordingly.

Our Board believes that given our current position, it is important to ensure that the Board has the tools to promote our interests and our shareholders’ interests in the long-term. Accordingly, on December 12, 2024, our Board approved, and recommended to our shareholders to approve the Staggered Board Proposal, to divide the Board into three classes with staggered three-year terms.

Under our Articles, we must have at least three (3) directors and may have no more than 12 directors, including the legally required number of external directors. Our Board currently consists of five directors, including two directors who are deemed external directors per the requirements of the Companies Law.  Under our Articles, directors may be selected only in annual general meetings of our shareholders. Every director so selected shall serve until the following annual general meeting of our shareholders. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the Staggered Board Proposal is approved at the Meeting, then at each annual meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual meeting of 2025 and after, each year the term of office of only one class of directors will expire.

If the Staggered Board Proposal is approved at the Meeting, we will amend our Articles using the form of Amended and Restated Articles, annexed hereto as Exhibit A, to reflect that our Board, will be divided among the three classes as follows:

Yaron Beeri will be classified as a Class I director and his term will expire at our annual meeting of shareholders to be held in 2025;

Ori Gilboa will be classified as a Class II director and his term will expire at our annual meeting of shareholders to be held in 2026; and

Jacob Tenenboim will be classified as a Class III director, and his term will expire at our annual meeting of shareholders to be held in 2027.

Further, we will reflect in our Amended and Restated Articles that (i) directors may only be elected at the Company’s annual shareholders’ meeting, (ii) a director may not be dismissed from office by shareholders or at a shareholders’ meeting prior to the expiration of their term of office under the staggered board provisions, (iii) any shareholder of the Company who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law and must meet certain additional requirements, as will be set forth in the proposed Amended and Restated Articles, and (iv) an affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum is not less than 20% of the Company’s then issued and outstanding share capital, is required to amend Amended and Restated Articles, with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Articles shall be amended, implementing the division of the Board into three (3) classes with staggered three-year terms as set forth in the form of the proposed Amended and Restated Articles, annexed hereto as Exhibit A.

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Recommendation

Our Board recommends a vote FOR the foregoing resolution approving the Staggered Board Proposal and to reflect it in the Amended and Restated Articles.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 13, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 13, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
December 13, 2024

Exhibit A

Form of Amended and Restated Articles

Articles of Association
Saverone2014 Ltd.

The Clause		Page
1-6.	Interpretation	1-2
7.	The Company’s Name	2
8.	The Company’s Goals	2
9.	The Company’s Purpose	2
10.	The Registered Share Capital	2
11.	The Shareholders’ Liability	3
12.	Public Company	3
13-19.	Shares	3
20-24.	Share Certificate/ Share Note	4
25-30.	Calls on Shares	5
31-41.	Forfeiture and Lien on Shares	5-6
42-50.	Transfer and Delivery of Shares	7-8
51-53.	Redeemable Securities	8
54-56.	Alterations of Share Capital	8-9
57-64.	General Meetings	9-11
65-75.	Voting Rights	11-12
76-84.	Discussions and Adopting Resolutions at General Meetings	13-14
85-93.	The Board of Directors	14-15
94-96.	The Board of Directors’ Powers and Positions	16
97-108.	The Board of Directors’ Meetings	16-17
109-112.	The Board of Directors’ Committees	17-18
113-115.	The Chief Executive Officer	18
116-117.	Officers	18-19
118-121.	The Internal Auditor	19
122-125.	The Auditor	19
126-129.	Validity of Actions and Approval of Ordinary Transactions	19
130.	Distributions	20
131-138.	Dividends and Bonus Shares	20
139.	Merger	20
140-142.	Protocols	21
143-145.	Shareholders’ Register	21
146-150.	Notices	21-22
151.	Liquidation of the Company	22
152.	Exemption from Liability	22
153-154.	Insuring Liability	23
155-157.	Indemnification	23-24
158.	The Company’s Charges	24
159.	Amending the Articles	24

Exhibit A-i

Interpretation

1.	In these Articles, the following terms and expression shall bear the meaning ascribed to them below, unless the context requires otherwise:

“Person”	-	Including a corporation (unless otherwise stated in these Articles);

“Shareholder”	-	Any person registered and/or not registered as a shareholder. In the event that there is an effective date, as defined in section 182 of the Companies Law, the shareholder shall be deemed a shareholder as of the effective date for said matter;

“Registered Shareholder”	-	A shareholder registered as the holder of a share in the Company’s Shareholders’ Register.

“Non-Registered Shareholder”	-	A shareholder whose right to a share is registered with a TASE member and the same share is included in the shares are registered in the Company’s Shareholders’ Register on behalf of the listing company.

“TASE”	-	Tel Aviv Stock Exchange Ltd.

The “Board of Directors”	-	A duly selected board of directors in accordance with the provisions of these Articles.

“Director”	-	A member of the Board of Directors and who actually serves as a director, irrespective of his title.

The “Companies Law”	-	The Companies Law, 5759 – 1999, as amended from time to time, and regulations promulgated and that may be promulgated by virtue thereof.

The “Securities Law”	-	The Securities Law, 5728 – 1968, as amended from time to time, and regulations promulgated and that may be promulgated by virtue thereof.

The “Law”	-	The Companies Law, the Securities Law, as amended from time to time, and regulations promulgated and that may be promulgated by virtue thereof, and any effective law in connection with companies applicable to the Company at such time.

The “Company”	-	The aforementioned company.

The “Register”	-	The Shareholders’ register that must be managed in accordance with section 127 of the Companies Law and also if the Company conducts any additional register outside of Israel – any additional register, in accordance with the circumstances.

The “Office”	-	The Company’s registered office, as shall be from time to time and which may be changed from time to time, as may be determined by the Company’s Board of Directors.

“In Writing”	-	Print, lithography, photographed, telegram, telex, facsimile, electronic mail and any other created or embedded visible form of words.

“Securities”	-	Including, shares, debentures, capital notes, certificates and other documents affording a right to sell, convert or sell, etc.

The “Companies Ordinance”	-	The Companies Ordinance [New Version], 5743 – 1983.

The “Articles”	-	The Company’s Articles in its current form or as may be amended.

Exhibit A-1

2.	The provisions of sections 2, 3, 4, 5, 6, 7, 8, 10 of the Interpretation Law, 5741- 1981 shall also apply to the interpretation of these Articles, mutatis mutandis, and if there is no other provision in the subject matter in question or if there is nothing in the subject matter in question or its context, which will not be consistent with applying the foregoing.

3.	Save for the provisions in this section, every word and expression in the Articles shall have the meaning assigned thereto in the Companies Law, unless there is a contradiction to the relevant provision or its content.

4.	Provisions that may be stipulated upon shall apply to the Company, unless otherwise determined in these Articles and if there is any contradiction between the said provisions of the Companies Law and these Articles, the provisions of these Articles shall apply.

5.	If these Articles have been subjected to a certain provision in the Company Law, and said provision has been modified or repealed, the said provision shall be deemed to be effective and constitute a portion of the Articles, unless otherwise prohibited by law.

6.	If anywhere in these Articles there is no mention of the required majority for the adoption of a resolution by the General Meeting or the Board of Directors, it shall be deemed that the required majority is an ordinary majority.

The Company’s Name

7.	The Company’s name is as follows:

In Hebrew: SAVERONE 2014 LTD. (written in Hebrew)

In English: SAVERONE2014 LTD.

The Company’s Purposes

8.	The Company’s may engage in any legal business, subject to the Company’s goals specified in the Company’s memorandum of incorporation.

The Company’s Goal

9.	The Company’s goal is to act according to business considerations to yield profits, however, the Company may contribute a reasonable amount for a worthy cause, even if the contribution is not within the scope of its foregoing business considerations, according to the discretion of the Company’s Board of Directors.

The Registered Share Capital

10.	(a)	The Company’s registered share capital is NIS 50,000,000 divided into 5,000,000,000 ordinary shares, par value NIS 0.01 each.

10.1.	All the Ordinary Shares will be equal, for all intents and purposes, and every Ordinary Share, with respect to which every call for share has been paid in full, shall afford its holder:

10.1.1.	The right to be invited and participate in all the Company’s General Meetings and each Ordinary Share in his possession, will grant him one vote, for each vote at the Company’s General Meeting in which he is participating;

10.1.2.	The right to receive dividends, if and when distributed, and the right to receive bonus shares, if distributed;

10.1.3.	the right to participate in the distribution of the Company’s surplus assets in the event of liquidation.

Exhibit A-2

The Shareholders’ Liability

11.	The liability of the Shareholders will be limited, as specified in the Company’s memorandum of association and the Companies Law. In this matter, every Shareholders will be responsible for the payment of the par value for his shares only. If the Company issued shares for a consideration which is below the par value, the liability of all the Shareholders will be limited to the payment of the reduced consideration for which each Share issued to him, as aforementioned.

Public Company

12.	Subject to the provisions of the Companies Law, insofar as the Company’s Securities are listed for trade on the TASE or insofar as the Company’s Securities offered to the public are held by the public, it shall be a public company.

Shares

13.	Without derogating from any special rights previously granted to the Company’s existing Shareholders, the Company may issue or allot other shares and securities with preferred rights or subsequent rights or issue from its equity, prior to the issuance of any Redeemable Securities or issue other special preferred rights or restrictions in connection with the distribution of dividends, voting rights, or in connection with other matters, as may be determined by the Company from time to time, by way of a resolution adopted by a majority of shareholders at the General Meeting.

14.	If at any time, the share capital shall be divided into different classes of Shares, the Company, by way of a resolution adopted by an ordinary majority at the General Meeting, unless the issuance terms of the said class of shares stipulate otherwise, may convert, expand, add or otherwise modify the rights, surplus rights, advantages, restrictions and provisions that are related or not related at such time by one of the classes, or as shall be determined by way of an ordinary majority of the Shareholders of the same class at the General Meeting.

15.	The special rights afforded to the holders of Shares or a certain class of Shares, that were issued, including shares with preferred rights or other special rights, shall not be deemed to have been modified by way of the creation or issuance of additional shares at an equal rank to them, unless the allotment terms have stipulated otherwise for those shares. The provisions of these Articles with respect to General Meetings shall apply, mutatis mutandis, as the case may be on all of the aforementioned class meetings.

16.	The Company’s unissued shares shall be under the Board of Directors’ supervision, who may allocate them to the cap of the Company’s registered share capital, to the same people, in consideration of cash or in kind, with the same reservations and conditions, at a higher rate than their par value (in accordance with the provisions of the Companies Law), in consideration for a price lower than their par value, and on the same dates that the Board of Directors shall deem appropriate, and the Board of Directors shall have the authority to submit a call on shares to any person for the payment of any of the aforementioned shares, at their par value, greater than their par value or in consideration that is lower than their par value, during the same period and the same consideration and terms that the Board of Directors shall deem appropriate.

17.	Upon the allocation of Shares, the Board of Directors may impose differences between the Shareholders with respect to the amounts for the calls on shares and/or their payment dates.

18.	If under any of the allotment terms of any Shares, the consideration for the Share, will be in installments, in whole or in part, every installment will be paid to the Company on the maturity date by the Person who is the registered owner of the Shares at such time or by his guardian.

19.	The Company may pay at any time any commission to any Person for his role as an underwrite his consent to act as an underwrite, irrespective of whether it is contingent or not, for any Security, including a stock of the Company’s debentures or his consent to undersign, irrespective of whether it is contingent or not, any Security, debenture, or stock bond of the Company. In each case, the commission can be paid or paid off in cash or by the Company’s Securities, debentures, or stock bonds.

Exhibit A-3

Share Certificate/ Share Note

20.	Subject to and in accordance with the provisions of the Companies Law, a share certificate attesting to the proprietary right of the Shares shall bear the Company’s stamp and printed name, together with the signature of a Director and the Secretary, or anyone else appointed by the Company’s Board of Directors from time to time.

21.	Every Registered Shareholder (including the listing company) shall be entitled to receive from the Company, pursuant to its request, one share certificate for the Shares registered in his name, or if approved by the Board of Directors (after paying the amount to be determined by the Board of Directors from time to time), several share certificates, each for one or more Shares; every share certificate will note the number of shares with respect to which it was issued, the serial number of the shares, the par value of the shares, all subject to the provisions of the Companies Law.

22.	A share certificate registered in the name of two or more people shall be delivered to the person whose name appears first in the Shareholders’ Register amongst the joint owners, with respect to the same Share, unless all the Registered Shareholders of the same Share will instruct the Company, In Writing, to deliver it to another registered owner.

23.	(A)	The Company may deliver a share note with respect to the Shares whose full consideration was paid to the Company, which shall grant the holder the rights to the noted shares and his right to transfer with the delivery of the shares and the provisions of these Articles with respect to the transfer of shares shall not apply to the shares noted in such share note;

(B)	A Shareholder who duly holds a share note shall be entitled to return it to the Company for the purposes of cancelling and transferring the share registered in his name; and he shall be entitled, in consideration of the fees determined by the Board of Directors, that his name be registered in the Shareholders’ Register with respect to the shares noted in the share note, and a share certificate will be issued in his name;

(C)	The holder of a share note may deposit the share note in the Office, and as long as deposited therein, the depositor shall have the right to demand that the Company convene a meeting, in accordance with and subject to the provisions of the Companies Law and these Articles, to be present and vote and use the other rights of Shareholders at any meeting convened according to his aforementioned demand, 48 hours after the deposit, as though is name was registered in the Shareholders’ Register as the owner of the Shares included in the share note. Only one person shall be deemed the depositor of the Share, and the Company must return the share note to the depositor if he so requested In Writing, at least two days in advance.

If the aforementioned share note was not deposited, the holder thereof shall not have the rights specified in this subclause (c), and subject to the provisions of these Articles, he shall have all other rights afforded to the Company’s Shareholders.

24.	If the Share Certificate or share note shall be lost or defaced or damaged, the Board of Directors may issue a new Share Certificate or share note in their place, provided that the Share Certificate or share note was not cancelled by the Company, or it was proven to the satisfaction of the Board of Directors that the Share Certificate or share note was lost or defaced, and the Company received guarantees to the satisfaction of the Board of Directors, with respect to any possible damages, all in consideration for the payment, should the Board of Directors decide to impose it. The provisions of sections 20 – 23 above shall also apply with respect to the issuance of a new Share Certificate, mutatis mutandis.

Exhibit A-4

Calls on Shares

25.	The Board of Directors may from time to time, according to its discretion, submit, calls on shares to the Shareholders for any proceeds not paid with respect to the Shares held by each of the Shareholders, and which according to the allocation terms of the Shares are not payable on fixed dates, and each Shareholder must pay the Company the amounts set forth in the calls on shares submitted to him, at such time and place that shall be determined by the Board of Directors. The calls on shares may be made in installments. The date for the calls on shares will be on the date so decided by the Board of Directors with respect to the calls on shares.

26.	Fourteen (14) days prior notice shall be delivered for every call on shares which will note the payment amount and place of payment. Notwithstanding the aforementioned, prior to the payment date of any calls on shares, the Board of Directors may, by providing notice In Writing to the Shareholders, to cancel the calls on shares or extend its payment date, provided that the aforementioned decision was adopted before the payment date for the calls on shares.

27.	Joint owners of a Share will be jointly liable for the payment of all amounts and installments for the calls on shares due for this Share.

28.	If the allocation terms of any Share, or otherwise, require the payment of the entire amount on the fixed date or installments on fixed dates, the entire amount or installment shall be repaid, as though the calls on shares were duly submitted by the Board of Directors and with respect to which notice was duly delivered, and the provisions of these Articles with respect to the calls on shares shall also apply on such amount or such installment.

29.	If the calls on shares or installment was not paid on or before the payment date, the person who, at such time, is the Shareholder with respect to which the call on shares was submitted or with respect to which a certain installment is due, must pay interest on the aforementioned interest, at such rate that shall be determined by the Board of Directors from time to time, or lawful permissible rate at such time, from the date set for payment until the actual date of payment, however, the Board of Directors may waive the interest payment, in whole or in part.

30.	If deemed appropriate by the Board of Directors, it may receive from a Shareholder interested in advancing proceeds not yet called upon or whose payment date has not yet matured and not yet paid on account of his shares, or any part thereof. The Board of Directors may pay interest to the Shareholder the aforementioned proceeds that were advanced, or any part thereof, through the date the funds should have been paid had they not been proceeded, according to the rate agreed upon between the Board of Directors and the Shareholders.

Forfeiture and Lien on Shares

31.	If a Shareholder did not pay the consideration, he committed to pay, in whole or in part, on the date and terms set determined, whether calls on shares were issued or not, the Board of Directors may at any time deliver notice to the Shareholders and demand that he pay the amount not yet paid, plus interest accrued and all expenses borne by the Company with respect to non-payment.

32.	The notice will set a date, which will be at least fourteen (14) days after the date of the notice, the place, or places where the aforementioned calls on shares or installments, plus the aforementioned interest and expenses. The notice that in the event of non-payment on the fixed date and the place noted in the notice, the Company may decide to forfeit the Shares with respect to which the calls on shares were made or the payment installment date.

33.	If all the demands in the aforementioned notice were not met, then anytime therefore, prior to the payment for the calls on share or the installment, the interest, and the expenses due in connection with these Shares, the Board of Directors may, pursuant to a resolution with respect to the subject matter, to forfeit the Shares with respect to which the aforementioned notice was provided. Forfeiture shall also be applicable on declared dividends with respect to the forfeited Shares that were not actually paid in full before the forfeiture.

Exhibit A-5

34.	Any forfeited share shall be deemed the Company’s property, and the Board of Directors may, while considering the provisions of these Articles, sell, reallocate, or otherwise transfer them as it shall deem appropriate, all subject to the provisions of the Companies Law.

35.	Forfeited shares that have not yet been sold shall be dormant shares and shall not grant any rights insofar as they are owned by the Company.

36.	The Board of Directors may at any time prior to the sale, reallocation or other transfer of any aforementioned forfeited share cancel the forfeiture according to the terms that the Board of Directors shall deem appropriate.

(A)	A Shareholder whose Shares have been forfeited shall cease to be a Shareholder with respect to the forfeited Shares, however, shall still be required to pay all the calls on shares, the payment installments, interest and expense sue on account of or for these Shares prior to the forfeiture, plus interest on the amount due from the forfeiture date through the date of payment, at the maximum permissible rate according to the law, unless the forfeited Shares were sold and the Company received the full consideration due from the Shareholder, plus the ancillary expenses for the sale;

(B)	If the consideration received from the sale of the forfeited Shares was greater than the consideration due by the Shareholder of the foregoing forfeited Shares, the Shareholder shall be entitled to a reimbursement of partial payment received with respect thereto, if any, subject to the provisions of the allocation agreement, provided that the consideration that the Company shall receive shall not be less than the full consideration amount which the Shareholder of the forfeited Shares committed to pay, plus the ancillary expenses to the sale.

37.	The provisions of these Articles concerning the forfeiture of the Shares shall also be applicable in the event of non-payment of an amount known before the issuance terms of the Share with a fixed payment date, as though the amount due pursuant to the calls on shares was delivered and notified with respect thereto.

38.	The Company shall have the right to a first-ranking lien on the Shares registered in the name of every Shareholder, save for the Shares paid in full, and every income from the sale and repayment of the debts and obligations of the same Shareholder to the Company, whether alone or together with anyone else, whether the repayment date for these debts matured or not or any performance date for these obligations, whether matured or not, irrespective of the sources of these debts, and no rights in equity shall not be created for the Share. The aforementioned delay and lien shall apply on all dividends declared from time to time on these Shares. Unless otherwise decided, the registration by the Company for the transfer of Shares shall be deemed a waive by the Company on the lien or delay (if any) of the Shares.

39.	For the purposes of exercising the aforementioned lien, the Board of Directors may sell the pledged shares in a manner it shall deem appropriate, at its discretion; however, no Share shall be sold unless the period noted in section 32 above has lapsed, and notice In Writing was delivered to the Shareholder (or anyone entitled to this correspondence following his death or bankruptcy or liquidation or receivership) indicating that the Company’s intends to sell the Share, and the Shareholder or anyone entitled to such Share did not pay the aforementioned debts or did not meet or perform the aforementioned obligations during fourteen (14) days from the date the notice was sent.

40.	Income from such sale, after the repayment of the expenses of the sale, shall be used for the repayment of the debts and performance of the obligations of such Shareholder (including, the debts, obligations, and engagements whose repayment date or performance date have not yet matured) and the provisions of section 36(b) shall apply, mutatis mutandis.

41.	In the event of a sale following the forfeiture or for the purposes of executing the lien by use of the powers granted above, the Board of Directors may appoint a person to sign a transfer deed of the sold share and register the buyer in the Shareholders’ Register as the Shareholder of the sold Shares, and after his name was registered in the Shareholders’ Register with respect to these Shares, the effect of the sale shall not be appeal, and the remedy for any person injured by the sale shall solely be to seek damages from the Company only.

Exhibit A-6

Transfer and Delivery of Shares

42.	Any transfer of Shares shall be registered in the Shareholders’ Register in the name of the Registered Shareholder, including any transfer to or from a listing company, which shall be made In Writing, provided that the transfer deed be signed by hand only, by the transferor and the transferee, alone or by a proxy, and signed by witnesses, and the transferor will continue to be deemed the Shareholder of the transferred Shares until the registration of the transferee as the Shareholder of the transferred Shares in the Shareholders’ Register. Subject to the provisions of the Companies Law, no transfer of Shares shall be registered unless the transfer deed shall be delivered to the Company’s Registered Office, as set forth below.

The share transfer deed shall be prepared and completed on the form below or similar manner, insofar as possible, or in an ordinary or customary manner that shall be approved by the Chairman of the Board of Directors:

“I,_____________, of____________(the “Transferor”), in consideration of NIS ______________, paid to me by__________, of__________ (the “Transferee”) do hereby transfer to the Transferee______________Shares, par value NIS ______, each, marked with the numbers__________through___________, inclusive, of _________Ltd., which shall be held by the Transferee, the executor of his estate, guardian, and agent, according to the terms held in my possession on the eve of the signing date of this deed, and I, the Transferee do hereby agree to receive the aforementioned Shares according to the aforementioned terms.”

IN WITNESS THEREOF, WE HAVE SET OUR HANDS HERETO ON__________.

The Transferor	The Transferee

Witness for the Transferor’s Signature	Witness for the Transferee’s Signature

43.	The Company may close the Shareholders’ Register for a period that will be determined by the Board of Directors, provided that it shall not exceed thirty (30) days in any given year. The Company shall notify the Shareholders that the Shareholders’ Register is closed, in accordance with the provisions of these Articles concerning the delivery of notices to the Shareholders.

44.	(A)	A transfer deed shall be submitted to the Office for the purposes of registration, together with the share certificates for the Shares being transferred, if issued, and any other proof that will be required by the Company’s Board of Directors. Registered transfer deeds shall remain with the Company, however, any transfer deed that the Board of Directors refuses to register, shall be returned upon demand to the person who submitted them, together with the share certificate (if submitted). If the Board of Directors refused to approve the transfer of shares, they shall notify the transferor no later than thirty (30) days from the receipt date of the transfer deed;

(B)	The Company may demand the payment of fees for the registration of the transfer which shall be determined by the Company’s Board of Directors.

45.	The guardians of executors of an estate of a sole Shareholder who is deceased, or if there are no executors of estate or guardians, the Persons who are entitled to be the deceased sole Shareholder’s successors, will be the individuals who the Company shall recognize as the holder of the rights of the Share registered in the decedent’s name

Exhibit A-7

46.	If a Shares is registered in the name of two or more Shareholders of the Share, the Company shall recognize the surviving partner or partners as the Persons with the right or benefit in the Shares, however this shall not exempt the estate of the estate joint holder’s security from any debt with respect to the jointly held Security. If a Share was registered in the name of several joint holders, as aforementioned, they shall be each entitled to transfer the right.

47.	Any Person who shall become the rights holder of Shares following the death of a Shareholder, will be eligible, after providing proof of a last will or the appointment of a guardian or provision of a probate order, attesting to such that he has the right to the Shares of the deceased Shareholder, to be registered as the Shareholder of these Shares, or may, subject to the provisions of these Articles, transfer these Shares.

48.	The Company may recognize a receiver or liquidator of a Shareholder that is a corporation being dissolved or liquidated or a trustee in bankruptcy proceedings or any receive of a bankrupt Shareholder as the holder of the rights of Shares registered in the name of such Shareholder.

49.	The receiver or liquidator of a Shareholder that is a corporation being dissolved or liquidated, or a trustee in bankruptcy proceedings or the receiver of a bankrupt Shareholder, may, after providing attestations that shall be requested by the Board of Directors that attest to the right of the dissolved or liquidated or bankrupt Shareholder, with the consent of the Board of Directors (and the Board of Directors may refuse to provide its consent without providing any reason for its refusal), to be registered as a Shareholder, with respect to theses Shares, or may, subject to the provisions of these Articles, transfer these Shares.

50.	The foregoing provisions concerning the transfer of Shares shall also apply to the transfer of other Securities of the Company, mutatis mutandis.

Redeemable Securities

51.	The Company may issue or allocate redeemable Securities, subject to the provisions of these Articles concerning the issuance of Securities.

52.	If the Company issued redeemable Securities may redeem them, and the provisions of Article II Section G of the Companies Law shall not apply.

53.	If the Company issued redeemable Securities, it may link their traits to Shares, including voting rights and the right to participate right in profits.

Alterations of Share Capital

54.	The Company may, from time to time, by way of a resolution adopted by an ordinary majority in a General Meeting, increase its registered share capital with different classes of shares, as shall be determined.

55.	Unless otherwise noted in the resolution approving the increase of the share capital, as aforementioned, the provisions of these Articles shall apply to the new Shares.

56.	Pursuant to the resolution adopted by an ordinary majority in the General Meeting, the Company may:

A.	Consolidate or redistribute its share capital into shares with a larger nominal value than the existing Shares, and if the Shares did not have any nominal value – to capital composed of a smaller number of shares, provided that it shall not be sufficient to modify the holdings of the Shareholders of the issued share capital.

For the purposes of executing the aforementioned resolution, the Board of Directors may at its discretion, settle any difficulty arising with respect thereto, inter alia, to issue certificates with fractional shares or certificates in the names of the number of Shareholders who will eb included and are eligible to receive the fractional shares due to them.

Exhibit A-8

Without derogating from the Board of Directors’ power, as aforementioned, in the event that as a result of the consolidation, there will be fractional shares following the consolidation of the Shares of the Shareholders, the Board of Directors, with the approval by an ordinary majority in the General Meeting:

(1)	To sell all fractional shares and for this purpose, appoint a trustee and in his name share certificates that includes the fractional shares will be issued, and who will sell the fractional shares and the consideration received less the fees and expenses shall be distributed amongst the eligible parties; or –

(2)	To allot to each Shareholder to whom following the consolidation had fractional shares, Shares from the class of shares prior to the consolidation, paid in full, said number whose consolidation together with the fractional share would create one whole Share and the allocation as aforementioned shall be deemed effective, prior to the consolidation; or –

(3)	To determine that the Shareholders will not be entitled to receive a whole consolidated share with respect to the fractional shares from the consolidation, arising from the consolidation of half or less than the number of consolidated shares create one whole consolidated share, and they shall be eligible to receive one whole consolidated shares for the fractional shares from the consolidation, arising from the consolidation of more than half of the number of shares whose consolidation created one whole consolidated Share;

In the event of any activity according to paragraphs (2) or (3) above shall require issuing additional Shares, the repayment shall be made in such a manner permitting the repayment of bonus shares. Consolidation and division, as aforementioned, shall not be deemed a change of rights of the Shares, subject to the consolidation and division;

B.	To redistribute the existing Shares of the share capital, in whole or in part, to shares with a lower nominal value of the nominal value of the existing Shares, and if the shares do not have a nominal value – to issued share capital comprised of a greater number of Shares, provided that is shall not be sufficient to modify the Shareholders’ holding in the issued share capital;

C.	To cancel the registered share capital on the date the resolution was adopted, prior to the allocation, provided that the Company does not have any commitment, including any continent commitment, to allocate the Shares;

D.	To reduce the Shares in the Company’s issued share capital so that these Shares shall be cancelled, and the consideration paid with respect to their nominal value shall be registered in the Company’s books, as a capital principal which shall be deemed for all intents and purposes, as a premium paid for the Shares remaining in the Company’s issued share capital;

E.	To consolidate its share capital, in whole or in part, to one class of Shares, and the Company may decide to compensate the Company’s Shareholders, in whole or in part, with respect to the consolidation of the capital, by way of allocating the bonus shares for the same Shareholders.

F.	To reduce the nominal value of the Company’s Shares, and the provisions of subclause d above shall apply, mutatis mutandis, also with respect to the reduce nominal value of the Company’s Shares, as aforementioned.

General Meetings

57.	The Company shall convene an annual meeting every year no later than fifteen (15) months following the last annual meeting. A General Meeting that is not an annual meeting shall be referred to as a special meeting.

Exhibit A-9

58.	The agenda for the annual meeting will include the following issues:

(A)	A discussion of the Company’s periodic reports, including, inter alia, the Company’s audited financial statements and the Board of Directors’ report for the status of the Company’s affairs, submitted to the General Meeting;

(B)	Appointment of Directors;

(C)	Appointment of the Company’s auditor and receipt of a report to determine the auditor’s salary;

(D)	Any issue that the Board of Directors decided to present to the General Meeting for a resolution.

59.	Insofar as to the extent that it shall be deemed appropriate by the Board of Directors, it may convene a special meeting at its discretion, and special meetings shall convene according to the demand of two Directors or one quarter of the Directors in office at such time or according to the demand of one or more Shareholders, who hold at least five percent (5%) of the issued capital and at least one percent (1%) of the voting rights in the Company, or one or more Shareholders who have at least five percent (5%) of the voting rights in the Company.

If the Board of Directors has been requested to convene a special meeting, it shall convene the meeting within twenty one (21) days from the date the demand was submitted on such date that shall be fixed for the special meeting set in the notice, as set forth in section 62(b) below, provided that the date to convene the meeting shall not be more than thirty five (35) days from the date the notice was issued, subject to the provisions of the Law.

60.	If the Board of Directors did not convene a special meeting, as noted in section 59 above, the demanding party is entitled, and with respect to Shareholders – also a part thereof holding more than half of their voting rights, to convene the meeting itself, provided that the meeting shall not take place following the lapse of 3 months from the date the said demand was made, and the meeting shall be convened, as closely as possible to the manner in which meetings are convened by the Board of Directors.

61.	(A)	The agenda of a General Meeting shall be determined by the Board of Directors and shall also include items due to which convening a special meeting was demanded under section 59 above, as well as an item as detailed in subclause (b) below;

(B)	One or more Shareholder holdings at least one percent (1%) of the voting rights in the General Meeting may request the Board of Directors to include an item in a future General Meeting’s agenda, as long as it is an appropriate item to be discussed in a General Meeting, subject to the provisions of the Companies Law;

(C)	A request as detailed in subclause (b) above, shall be submitted to the Company, In Writing, at least seven (7) days prior to the notice to convene a General Meeting, and the language of the resolution proposed by the Shareholder shall be attached thereto, unless otherwise determined by any applicable law.

62.	(A)	Notice of a General Meeting shall be published in at least two daily circulated newspapers published in Hebrew or on the Company’s website, as prescribed by law and on the dates prescribed under the law, and the Company shall not deliver any additional notice to the Registered Shareholders in the Company’s Shareholders’ Register, unless otherwise required by law;

(B)	A notice to convene a General Meeting shall detail the type of meeting, the place, date, and time where the General Meeting shall be convened, it will include the agenda, a summary of the proposed resolutions, the majority required for adopting the resolutions, and the date determining all the Shareholders’ rights to vote in the General Meeting. If a date has been set for a postponed meeting, that is not on the same day of the week, time and place, the date shall be detailed in the notice.

Exhibit A-10

63.	The General Meeting may assume the powers granted to any other organ, for a certain matter or for a certain period that shall not exceed the time required under the circumstances of the matter. If the General Meeting assumed the powers of the Company’s Board of Directors, the Shareholders will be responsible and liable for the obligations and responsibility of the Board of Directors, pertaining to the exercise of the powers, mutatis mutandis, and the provisions of Chapters Three, Four, and Five of Article Six of the Companies Law, shall be applicable upon them, while considering their holdings in the Company, their participation in the meeting and the manner of the vote.

64.	A flaw made in good faith when convening or when conducting the General Meeting, including a flaw due to a failure to follow a provision or a condition provided by the Companies Law or by these Articles, including with regard to the manner for convening or conducting the General Meeting, will not lead to the dismissal of any resolution adopted by the General Meeting and shall not impair the discussions held during said meeting, subject to the provisions of any law.

Voting Rights

65.	A Shareholder interested in voting in the General Meeting shall prove to the Company his ownership of the Share, as required by any applicable law.

66.	(A)	The Company may determine an effective date for the purposes of eligibility to participate and vote in the General Meeting, provided that this date shall not exceed 21 days from the date set to convene the General Meeting and shall not be less than 4 days before the meeting is convened;

(B)	Notwithstanding the provisions in subsection (a) above, a General Meeting whose agenda shall include mattes enumerated in Section 87(a) of the Companies Law, the Company shall set an effective date that shall not be greater than 40 days and no less than 28 days before the date the General Meeting is convened, unless the law permits setting an earlier effective date.

(C)

67.	A Shareholder who is a minor and any Shareholder with respect to whom the courts have declared as legally incompetent, may vote by way of their guardians, and any guardian may vote by proxy.

68.	Subject to the provisions of any applicable law, in the event of joint owners of a Share, each owner may vote in any Meeting, whether in person or through an agent, with regard to the said Share, as if he was the sole owner thereof. In the event that more than one of the joint owners in a Share participates in a Meeting, whether in person or through an agent, the owner whose name appears first in the Shareholders’ Register with regard to the said Share or in the certificate of ownership or any other document determined by the Board of Directors for such matters, shall vote, accordingly. Several guardians or several estate managers of a deceased Registered Shareholder will be deemed, for the purposes of this section, as joint owners of the said Shares.

69.	Shareholders may vote in person or by way of a proxy, as stipulated below.

70.	If a Shareholder of the Company is a corporation, according to a resolution made by its directors or any other managing body, it may appoint a Person that it deems appropriate to serve at its representative in every General Meeting. The aforementioned Person who is appointed to serve as the corporation’s representative may use the same voting rights that the corporation itself may use, as though it was a sole Shareholder. The Chairman of the Meeting may demand from every such appointed person reasonable proof that he is the corporation’s authorized representative, as a condition for the Person’s participation in the Meeting.

It is hereby clarified that the provisions of sections 71 – 75 below concerning the letter or appointment shall not apply to the authorized representative of the corporation, except for the voting agent on behalf of the corporation.

Exhibit A-11

71.	Any document appointing a voting agent (“Appointment Letter”) shall be executed In Writing and signed by the appointing party or his agent who has power In Writing to do so, and if the appointing party is a corporation, the Appointment Letter shall be executed In Writing and signed by the corporation’s authorized signatories and the corporation’s stamp or signed by the authorized agent.

72.	The Appointment Letter, or a certified copy thereof, which shall be to the satisfaction of the Board of Directors, shall be deposited at the Office or in another place designated to convene the General Meeting, at least 48 hours prior to the set date for the commencement of any Meeting in which the Person appointed in said Appointment Letter, intends to vote. Notwithstanding, the Chairman of the Meeting may waive this demand with respect to all participants in any given Meeting, and receive their Appointment Letter, or a copy thereof, to the satisfaction of the Chairman of the Meeting, upon the commencement of the Meeting.

73.	A Shareholder who holds more than one Share, will be entitled to appoint more than one agent, subject the provisions below:

(A)	The Appointment Letter will note the class and the number of Shares for which it has been issued, and in cases required according to the law, reference to the question of a personal matter of the Shareholder in the engagement of the General Meeting’s agenda;

(B)	If the Appointment Letter was issued with regard to a larger number of Shares than the number of Shares registered to one Shareholder for the same class of Shares, he holds, all the Appointment Letter issued by the Shareholder for the surplus shares shall be cancelled, and it shall not derogate from the validity of the vote for the shares he holds;

(C)	If the Shareholder appointed only a voting agent and the Appointment Letter did not state the number and class of Shares for which it has been issued, the Appointment Letter shall be considered as though issued only for the Shares held by the Shareholder on the date the Appointment Letter was deposited with the Company or on the date submitted to the Chairman of the Meeting, as the case may be. If the Appointment Letter was issued with regard to a smaller number of Shares held by the Shareholder, the Shareholder shall be deemed as being absent from the vote with regard to the remainder of his Shares and the Appointment Letter shall be in effect with regard to the number of Shares listed therein.

74.	The Appointment Letter for the General Meeting shall be executed in the form below or similar form insofar as possible or ordinary or customary form approved by the Chairman of the Board of Directors:

“I ,__________, of____________, a shareholder of____________Ltd., (the “Company”), do hereby appoint____________, the holder of ID No.___________, of______________, or in his/her absence ___________, the holder of ID No. ____________ of _______________, or in his/her absence ______________, the holder of ID No. _____________, of________________, to vote on my behalf and in my name with respect to the class of ____________shares in my possession at the Annual/ Special General Meeting of the Company/ class meeting of the ________________Shareholders, that shall convene on ______________, and any adjourned meeting thereof.”

In witness whereof signed by me this day of________,_________

Signature

75.	A vote made in accordance with an Appointment Letter shall be in effect even if prior to the voting the appointing party had died, or the Appointment Letter was cancelled or the Share for which the Appointment Letter had been issued was transferred, unless the Company’s Office had received a notice In Writing, prior to the meeting, of the death, cancellation, or transfer or by the Chairman of the Meeting prior to the vote.

Exhibit A-12

Discussions and Adopting Resolutions at General Meetings

76.	A discussion in a General Meeting shall not begin unless the legal quorum is present within half an hour from the time scheduled to start the meeting. Save for cases otherwise stipulated upon in the Companies Law or these Articles, quorum shall exist when at least two (2) Shareholders, holding at least one quarter (1/4) of the voting rights in the Company, are present, whether in person or through an agent.

77.	If by the end of half an hour from the time scheduled for starting the Meeting a quorum had not been present, the Meeting shall be postponed to the following week, on the same day, time and place, or to a later date if such date had been detailed in the notice of the Meeting, and the agenda for which the first meeting was called will be discussed at the postponed meeting. If there is no quorum at the postponed meeting by the end of half an hour from the date called for the Meeting, the postponed Meeting shall be held with the presence of any number of participants whatsoever.

If the General Meeting was convened according to the demand of a Shareholder, the postponed Meeting only if one or more Shareholders who hold at least five percent (5%) of the issued capital and one percent (1%) of the voting rights in the Company, are present, or one or more Shareholders who hold at least five percent (5%) of the voting rights in the Company.

78.	At every General Meeting, a chairman shall be selected for the meeting. The chairman of the meeting shall be selected at the beginning of the convened meeting, subject to the presence of quorum, by the Company’s secretary or by the Shareholders so appointed for this matter by the Company’s secretary.

79.	The Chairman of the General Meeting may, with the consent of the Meeting where quorum is present, to postpone the Meeting, discussion or the adoption of the resolution specified in the agenda, from time to time or from place to place, and shall be required to do so if the Meeting instructed so. In the postponed meeting, only matters on the agenda with respect to which the discussion as not concluded or was not commenced in the Meeting in which it was postponement was resolved.

80.	Subject to the provisions of any applicable law, a resolution in the General Meeting shall be adopted by casting votes, so that every Share granting the voting right shall entitle one vote. If the votes were tied, the resolution shall be deemed rejected.

81.	Resolutions in the General Meeting shall be adopted by an ordinary majority, unless another majority is required by Law or the Articles.

82.	In addition to the resolutions, the authority to adopt resolutions is granted to the General Meeting, and specified in these Articles and/or the Companies Law, the Company’s resolutions for the following matters shall be adopted by an ordinary majority at the General Meeting:

(A)	Amending these Articles or the Company’s memorandum of association;

(B)	Exercising the powers of the Board of Directors by the General Meeting, if the Board of Directors was unable to operate the powers and operating any of the powers is essential to the proper management of the Company, as set forth in section 52(a) of the Companies Law;

(C)	Appointing a certified accountant as the Company’s auditor or terminating his employment;

(D)	Appointing and dismissing the Company’s Directors;

(E)	Approval of actions and transactions that require the General Meeting’s approval;

(F)	Increasing and cancelling the authorized share capital;

(G)	Merger (unless it is a transaction requiring approval under Section 275(A) of the Companies Law);

83.	The Chairman’s declaration that a resolution in the General Meeting had been adopted or rejected, whether unanimously or by any majority and the minutes of the meeting, signed by the Chairman of the Meeting shall serve as prima facie evidence of the contents thereof.

Exhibit A-13

84.	The Board of Directors may determine, from time to time, the resolutions of the General Meeting that may also be adopted by way of a written ballot. Unless otherwise determined by the Board of Directors and subject to the provisions of the Companies Law and its regulations, resolutions of the General Meeting for the matters enumerated below shall also be adopted by way of a written ballot:

(A)	Appointment and dismissal of Directors;

(B)	Approving actions and transactions that require the approval of the General Meeting according to Sections 255 and 268 through 275 of the Companies Law;

(C)	Approving a merger as set forth in Section 320 of the Companies Law;

(D)	Appointing the Chairman of the Board of Directors, or his relative, to serve as the Chief Executive Officer or exercise any powers granted to the Chief Executive Officer, or that his relative may function in the capacity of the Chairman of the Board of Directors or exercise any of his powers, according to Section 121(c) of the Companies Law;

(E)	Matters determined by the Minister in the regulations promulgated or that may be promulgated by virtue of Section 89 of the Companies Law.

The Board of Directors

85.	The number of Directors shall be determined from time to time by an ordinary majority of the Shareholders at the General Meeting, or by the Company’s Board of Directors, by an ordinary majority of the Directors, provided that the number of Directors shall not be less than three Directors and no more than twelve Directors, including External Directors. An individual only, and no corporation, may be appointed as a Director of the Company.

86.	Election and Removal of Directors

86.1.	The Directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by resolution of the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

86.1.1.	The term of office of the initial Class I directors shall expire at the first Annual Meeting to be held in 2025, and when their successors are elected and qualified, and

86.1.2.	The term of office of the initial Class II directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause 86.1.1 above and when their successors are elected and qualified, and

86.1.3.	The term of office of the initial Class III directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause 86.1.2 above and when their successors are elected and qualified.

86.2.	At each Annual Meeting, commencing with the Annual Meeting to be held in 2025, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

86.3.	The Directors (other than External Directors) shall be elected by a resolution adopted only at the Annual Meeting. Election of Board members as detailed above will be done by shareholders present at the Annual Meeting, personally or by attorney, or, subject to the provisions of Companies Law, by proxy, by simple majority of shareholder votes. Directors may be selected by an ordinary majority of the Shareholders adopted at the Annual Meeting.

86.4.	Notwithstanding anything to the contrary herein, this Article 86 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 65% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum at such General Meeting (and any adjourned meeting) is not less than 20% of the Company’s then issued and outstanding share capital.

86.5.	Notwithstanding the aforesaid, Directors may not be dismissed from office by the company’s shareholders or by the General Meeting prior to expiration of their term of office pursuant to Articles above, and the provisions of Section 230(a) of the Companies Law in this regard shall not apply.

Exhibit A-14

87.	(A)	A Director shall be entitled, at any time, to appoint a Person (which is not a corporation) to server as an alternate director in his place on the Board of Directors (“Alternate Director”). A Person who is unfit to be appointed as a Director or anyone serving as a Director or as an Alternate Director to a Director shall not be appointed as an Alternate Director, unless otherwise permitted by law. An Alternate Director may be appointed as a member of the Board of Directors’ committee, who is presiding as a Director, provided that the candidate to be appointed as an Alternate Director to the committee member is not already presiding as a member on the same Board of Directors’ committee, and if is an Alternate Director to an External Director, the candidate shall be an External Director with accounting and financial expertise or professional competence, in accordance with the competence of the replaced Director. Notwithstanding, an Alternate Director shall be appointed as an External Director only according to this subclause (a), unless otherwise determined in the Law;

(B)	Insofar as to the extent that the appointment of the Alternate Director is in effect, he shall be entitled to receive invitations to every Board of Directors’ meeting (without negating the Appointing Director’s right to receive invitations), participate and vote in every Board of Directors’ meeting in which the appointing Director is absent;

(C)	The Alternate Director, subject to the instructions in the appointment letter that appointed him, shall have all the powers of the Appointing Director he is replacing, and shall be deemed a Director for all intents and purposes;

(D)	A Director who appointed the Alternate Director may cancel the appointment at any time. The Alternate Director shall cease his position as a Director if the Appointing Director (above and below: the “Appointing Director”) notified the Company, In Writing, that the appointment has been cancelled or of his resignation, or if the Appointing Director has ceased acting as a Director in any other manner;

(E)	Any appointment of an Alternate Director and the cancellation of his appointment shall be made by notice In Writing to the Company.

88.	A Director whose position was vacated may be reappointed.

89.	The position of a Director will vacate in any of the following instances:

(A)	If he resigned or was dismissed from his position according to Sections 229 – 231 of the Companies Law;

(B)	If he was convicted of a felony according to Section 232 of the Companies Law;

(C)	On the date of the provision that enforcement measures were imposed according to Section 232A of the Companies Law;

(D)	If the court instructed upon the termination of his office according to Section 233 of the Companies Law;

(E)	If declared bankrupt, and if a corporation – there was decision for voluntary liquidation, or a liquidation order was issued;

(F)	In the event he died;

(G)	If declared legally incompetent;

(H)	On the date of a provision of notice according to Section 227A or 245A of the Companies Law.

90.	In the event that a Director’s position had been vacated, the other Directors may continue to act in any matter whatsoever as long as the number of Directors is not smaller than the minimum number of Directors. In the event that the number of Directors was smaller than that number, the Board of Directors shall not be entitled to operate other than for the purposes of convening a General Meeting in order to appoint additional Directors.

91.	The Director may appoint a Director or additional Directors, immediately or at a future date, that shall serve in office until the next Annual Meeting, provided that the number of Directors shall not exceed twelve (12) Directors.

92.	The Directors shall be entitled to fees and compensation for presiding as Directors subject to receipt of the approvals required by any applicable law. A Director shall be entitled to receive reimbursements for reasonable travelling expenses and other expenses relating to his participation in the meetings of the Board of Directors and due to his activity as Director.

93.	At least two External Director shall preside in the Company, and at least one of them will be a Director with accounting and finance expertise and the rest will have professional competence, as defined in the regulations promulgated by virtue of Section 240 of the Companies Law, and the provisions set in the Companies Law with regard to their position, as well as the payments they shall be entitled due to their position shall apply. The overall term of an External Director of the Company shall not exceed 9 years.

Exhibit A-15

The Board of Directors’ Powers and Positions

94.	The Board of Directors shall outline the Company’s policies and oversee the performance of the duties of the Chief Executive Officer and his actions and shall have any of the Company’s powers noted granted by the Law or the Articles to any other organ.

95.	The Board of Directors may delegate its powers to the Chief Executive Officer and any of the Board of Directors’ committees, subject to the restrictions according to any applicable law.

96.	(A)	The Board of Directors may decide that powers vested with the Chief Executive Officer shall be transferred to the Board of Directors, whether for a specific matter or a specific period of time, which shall not exceed the required period of time, under the circumstances of the matter, all according to the discretion of the Board of Directors, by way of a resolution adopted by a majority of the Directors votes;

(B)	Without derogating from the foregoing, the Board of Directors may instruct the Chief Executive Officer how to operate in a specific matter. In the event that the Chief Executive Officer failed to comply with such instruction, the Board of Directors may exercise the required power in order to perform the instruction in his stead;

(C)	In the event that the Chief Executive Officer is unable to exercise his powers, the Board of Directors may exercise these powers in his stead.

The Board of Directors’ Meetings

97.	The Board of Directors shall convene in accordance with the Company’s needs and at least once every three (3) months.

98.	The Chairman of the Board of Directors may convene the Board of Directors at any time. In addition, one Director may demand that a meeting of the Board of Directors be convened for a matter that will be detailed in his demand.

99.	(A)	Notice to convene a meeting of the Board of Directors may be verbally, by telephone, In Writing (including facsimile or electronic mail), or by telegram, provided that the notice shall be provided at least one business date before the date set for the meeting, unless majority of the Directors or the Alternate Directors (if any) decided in urgent cases for a shorter period of to convene without notice;

(B)	A Director who is not in Israel (hereinafter: the “Absent Director”) who is interested in receiving notice during his absence, shall leave sufficient details with the Company’s secretary, so that he may be notified of the Board of Directors’ meetings in his absence (an Absent Director who left his details with the Company’s secretary, as noted above, together with the Directors located in Israel shall be referred to as “Directors Eligible to Receive Notice);

(C)	An Absent Director who did not leave his details as noted in the clause above, shall not be entitled to receive notice during his stay outside of Israel, unless he requested that notice be provided to an Alternate Director serving on his behalf, who was appointed according to these Articles;

(D)	Any record by the Company’s secretary shall be deemed decisive proof that notice was provided to the Absent Director who is Entitled to Receive Notice.

100.	Notice to convene a Board of Directors’ meeting will include the date and the place on which the meeting shall take place as well as a reasonable details with respect to the matters on the agenda.

The agenda for the meetings of the Board of Directors shall be determined by the Chairman of the Board of Directors and shall include items which were determined by the Chairman of the Board of Directors as well as any item which a Director or the Chief Executive Officer had requested the Chairman of the Board of Directors to include in the agenda, a reasonable time prior to the convening of the Board of Directors’ meeting.

Exhibit A-16

101.	The legal quorum for the opening of a Board of Directors’ meeting shall be a majority of the Members of the Directors Entitled whose do not have any impediment to participate and vote in the Board of Directors’ meeting. Quorum will be checked at the beginning of the meeting.

Notwithstanding the aforementioned, quorum with respect to a resolution by the Board of Directors or the termination of the internal auditor’s position shall not be less than the majority of the Directors.

102.	The Board of Directors shall appoint one of its members as the Chairman of the Board of Directors. The Chairman shall head and conduct the Board of Directors’ meetings. In the event that the Chairman of the Board is absent from the Board of Directors’ meeting, or in the event that the Chairman of the Board does not want to preside over the meeting, the members of the Board of Directors who are present will select one of the Directors present to act as the Chairman of the meeting, wo will head and conduct the meeting and sign the minutes of the meeting.

103.	Resolutions by the Board of Director shall be adopted by an ordinary majority. When voting in the Board of Directors, each Director will have one vote. The Chairman of the Board of Directors shall not have an additional vote or casting vote.

104.	Whenever quorum is present at any meeting of the Board of Directors, it shall have the authority to exercise all powers, proxies and discretion granted at such time, according to the provisions of these Articles, by the Board of Directors or generally exercised by it.

105.	The Board of Directors may hold meetings by means of using any communication device provided that all of the participating Directors can hear each other simultaneously.

106.	The Board of Directors may adopt resolutions even without actually convening, provided that all of the Directors entitled to participate in the discussion and vote on the matter brought for decision had agreed not to convene for a discussion in that matter. A written resolution shall be prepared, including the resolutions not to convene, and will be signed by the Chairman of the Board of Directors or alternately the Chairman of the Board of Directors shall prepare a written protocol and all the Directors’ signatures shall be attached thereto.

For this purpose, a “Director’s Signature” can also be attached with his consent or rejection or noting that he abstained. Instead of the Director’s Signature, the Chairman of the Board of Directors or the Company’s secretary may attach records with their signature detailing the manner in which the Director voted.

107.	A signed resolution by the Chairman of the Board of Directors to not actually convene a meeting, provided that all Directors Eligible to Receive Notice and eligible to participate and vote on the matter presented for a resolution agreed to such (provided that the number of Directors shall not be less than two) or a written resolution signed by all the Directors Eligible to Receive Notice and eligible to participate and vote on the matter presented for a resolution (provided that the number of Directors shall not be less than two), subject to the provisions of the Law, shall be valid and in effect to any duly adopted resolution at the Board of Directors that convened and transpired in accordance with the provisions of these Articles.

108.	Subject to the provisions of any applicable law, any actions made by or according to the resolutions of the Board of Directors or a Board of Directors’ committee or by a Person (that is not a corporation) acting as a Director, shall be in effect even if any flaw was discovered in the selection of any Director or any Person acting in such capacity, whether one or all of them are invalid, as though they were duly selected and as though they had the requisite skills to be a member of the Board of Directors or a committee thereof.

The Board of Directors’ Committees

109.	The Board of Directors may establish committees of the Board of Directors. A person who is not a Director shall not serve on any committee of the Board of Directors to whom the Board of Directors delegated any of its powers. A Person who is not a Director may serve on a committee of the Board of Directors whose function is to solely advise or recommend before the Board of Directors. Subject to the provisions of the Companies Law and the provisions of these Articles, the Board of Directors may delegate its powers, or any part thereof, to any of the committees. At least two Director shall serve on a committee.

Exhibit A-17

110.	Any committee established pursuant to section 109 above, when using any of its powers must comply with all instructions that shall be determined by the Board of Directors. The meetings and actions of every committee shall be conducted according to the provisions included in these Articles with respect to the meetings and actions taken by the Board of Directors, insofar as appropriate and to the extent that they are not in the stead of the provisions provided by the Board of Directors.

111.	A committee of the Board of Directors shall report to the Board of Directors, in an ongoing manner, of its decisions and recommendations according to the decisions made by the Board of Directors. Decisions or recommendations of the committee of the Board of Directors that require approval by the Board of Directors shall be presented to the Board of Directors in a reasonable time prior to any discussion at the Board of Directors.

112.	The Board of Directors may cancel any decision of the committee that it appointed, nonetheless, such termination shall not affect the validity of a decision made by the committee when the Company acted pursuant thereto to any other Person, who was not aware of its termination.

Any action made in good faith in a meeting of the Board of Directors or a committee of the Board of Directors or by any Person acting as a Director shall be in effect, even if any flaw was discovered thereafter in the appointment of the Director or any other Person acting in such capacity or that one or any of the Directors were actually incapacitated as though such Person was duly appointed and competent to be a Director.

The Chief Executive Officer

113.	The Chief Executive Officer shall be appointed and dismissed by the Board of Directors and the Board of Directors may appoint more than one Chief Executive Officer.

114.	The Chief Executive Officer is responsible for the ongoing management of the Company’s activities, within the framework determined by the Board of Directors and subject to its instructions and he shall possess all management and execution powers not granted by the Companies Law or these Articles to any other organ of the Company and shall be subject to the Board of Directors’ oversight.

The Chief Executive Officer, with the approval of the Board of Directors, may delegate his powers to another person who is subordinate to him. The approval may be general and in advance.

115.	(A)	The Chief Executive Officer will immediately notify the Chairman of the Board of Directors of any extraordinary, material matter to the Company and shall submit reports to the Board of Directors with respect thereto, on the dates and in scope determined by the Board of Directors. If the Company did not have a Chairman of the Board of Directors or he was unable to fulfill his position, the Chief Executive Office shall notify all members of the Board of Directors;

(B)	The Chairman of the Board of Directors may, at his initiative or according to a decision by the Board of Directors, to demand form the Chief Executive Officer reports about the Company’s business;

(C)	If any notice or report was required for any action of the Board of Directors, the Chairman of the Board of Directors shall immediately convent a meeting of the Board of Directors for a discussion concerning the notice or decision to adopt the necessary action.

Officers

116.	The Chief Executive Officer may, from time to time appoint officers for the Company (excluding Directors and the Chief Executive Officer) for permanent, temporary, or special positions, as the Chief Executive Officer shall deem appropriate from time to time, and the Chief Executive Officer may terminate the services of one or more of the foregoing from time to time and at any time, according to his absolute discretion.

Exhibit A-18

117.	The Chief Executive Officer may determine, subject to the provisions of the Companies Law, the powers, and positions of the officers he appointed as well as the terms of their tenure. The terms of the officers’ office shall be determined in accordance with the provisions of the Companies Law.

The Internal Auditor

118.	The Board of Director shall appoint an internal auditor according to the audit committee’s recommendation.

119.	The internal auditor shall check, inter alia, the integrity of the Company’s actions with respect to compliance with the Law and proper business protocol.

120.	The Chairman of the Board of Directors shall be the organization’s supervisor of the internal auditor, unless otherwise determined by the Board of Directors and the Company, as shall be determined by the Company’s Board of Directors.

121.	The internal auditor will submit a proposed annual or quarterly work plan to be approved by the Board of Directors and the Board of Directors will approve it with the changes it deems appropriate.

The Auditor

122.	One auditor, or more, shall be appointed every Annual Meeting and shall serve in the capacity of this position through the end of the following Annual Meeting. Notwithstanding the aforementioned, the General Meeting may, by way of a resolution adopted by an ordinary majority, appoint an auditor who serve in this position, for a longer period, which shall not exceed the third Annual Meeting after the meeting in which he was appointed.

123.	The General Meeting may terminate the tenure of the auditor subject to and in accordance with the provisions of the Companies Law.

124.	The auditor’s fees for auditing activities shall be determined by the Board of Directors who will report the terms of the auditor’s engagement at the Annual Meeting. The audit committee or the committee appointed by the Company to review its financial statements according to the provisions of the Companies Law, shall examine the scope of the auditor’s work and salary and submit its recommendations to the Board of Directors.

125.	The auditor’s fees for additional services to the Company, which are not auditing actions, will be determined by the Board of Directors who will report the terms of the auditor’s engagement for additional services, including payments and the Company’s obligations to him; for this purpose, “auditor” – including a partner, a relative of the auditor, including a corporation in his control.

Validity of Actions and Approval of Ordinary Transactions

126.	Subject to the provisions of any applicable law, all actions made by the Board of Directors or by a committee of the Board of Directors or by a Person acting as a Director, or a member of a committee of the Board of Directors or by the Chief Executive Officer, as the case may be – will be in effect event if a flaw was later discovered in the appointment of the Board of Directors, a committee of the Board of Directors or the Chief Executive Officer, as the case may be, or any of the aforementioned offices who is incompetent to server in this capacity.

127.	An officer who has a personal interest in an action of the Company, will disclose to the Company, within a reasonable time before the date of the discussions for the approval of an action, the nature of his personal interest in the action, including any material fact or document.

128.	An ordinary transaction of the Company with an officer of controlling holder, or an ordinary transaction of the Company with any other Person that an office of the Company or controlling holder of the Company has a personal interest, save for a transaction relating to the terms of office and employment of the offices or controlling holders of the Company, or their relatives, shall be approved by the audit committee (subject to the provisions of any applicable law). Approval by the audit committee may be given by providing a general approval for a certain type of transactions or approval for a certain transaction.

Exhibit A-19

129.	Extraordinary transactions with an officer or controlling holder of the Company or with another Person whom an officer or controlling holder has a person interest for their approval and transactions relating to the terms of office of the officers and the terms of office of the controlling holders and their relatives shall be approved in the manner prescribed by law.

Distribution

130.	The Company’s or distribution shall be adopted by the Company’s Board of Directors, subject to the restrictions prescribed by law.

Dividends and Bonus Shares

131.	Subject to all special rights or restrictions granted to any Shares, dividends and bonus shares shall be distributed pro rata to the issued and paid capital of the nominal value of the Shares, without taking into consideration any premium paid on the Shares.

132.	The Company may determine a fixed date for the purposes of the right to receive dividends, provided that this date shall not be later than the date of the resolution to distribute dividends.

133.	The Board of Directors may withhold any dividend, benefit, rights or amounts due for payment for the Shares that the Company has withheld and/or pledged, and use any such amount or exercise any benefit and right to use the consideration for the exercise to repay any of the Shareholder’s debts with respect to which the Company has decided to withhold and/or pledge.

134.	The transfer of any Share shall not grant the transferee the right to receive any dividend or any other declared distribution following the transfer and prior to the registration of the transfer. Notwithstanding the aforementioned, in the event that the transfer of the Shares require approval from the Board of Directors, the approval date shall be instead of the registration date of the transfer.

135.	Any dividends whose payment was not demanded within a period of seven (7) years from the resolution date of its distribution, the person eligible to receive the dividend shall be deemed to have waived it and shall be returned to the ownership of the Company.

136.	If no other instructions have been provided, dividends may be paid by check or payment order sent by post to the registered address of the Person entitled to receive it, or in the case of joint Registered Shareholders, to the same person whose name appears first in the Shareholders’ Register with respect to the joint ownership. A check shall be made payable to the order of the Person to whom it is sent, and its payment shall serve as a release with respect to all payments made in connection with that Share.

137.	The Board of Directors may deduct from any dividend or other distribution, any amounts due in connection with the Shares held by the Shareholder, whether held by a single Shareholder or jointly held with another Shareholder, by the Shareholder and which must be repaid to the Company by the sole Shareholder or the joint Shareholder, on account of calls for shares, etc.

138.	The Board of Director may, at its discretion, set aide any amount from the Company’s profits to special funds, or an evaluation of its assets, or any relative portion of the evaluated assets of its affiliated companies and determine the purpose of these funds.

Merger

139.	Approval of a merger requires a majority of votes of the Shareholders, subject to the provisions of the Companies Law.

Exhibit A-20

Protocols

140.	The Company shall maintain protocols of the General Meetings, class meetings, meetings of the Board of Directors and the committees of the Board of Directors and shall keep them in its Registered Office or any other address in Israel, which the Company provided notice to registrar, for a period of seven (7) years from the date of the meeting, as the case may me.

141.	Every protocol will include the following details:

(A)	The date and place where the meeting convened;

(B)	The names of the participants, and if they had proxies or alternates, the names of the proxies or alternates, and for General Meetings, the number of Shares with respect to which they are voting, and the class of Shares;

(C)	A summary of the discussions, the course of the discussions and the resolutions adopted;

(D)	Instructions provided by the Board of Directors to the committees of the Board of Directors or the Chief Executive Officer;

(E)	Documents, reports, approvals, opinions, etc., that were presented, discussed and/or attached.

142.	Protocols of the General Meetings signed by the Chairman of the Meeting shall serve as prima facia evidence of the contents thereof. Protocols of the meetings of the Board of Directors or committees of the Board of Directors approved and signed by the Director who conducted the meeting, shall serve as prima facie evidence of the contents thereof.

Shareholders’ Register

143.	The Company shall manage the Shareholders’ Register and record the following details:

(A)	Shares registered by name –

(1)	The name, identification number and address of every Shareholder, all as submitted to the Company;

(2)	The number of Shares and class of Shares owned by every Shareholder, while noting their nominal value, if any, and if any amount of the consideration amount determined for the Share has not yet been paid – the amount not yet paid;

(3)	The allocation date of the Shares or the transfer dates to the Shareholders, as the case may be;

(4)	If the Shares were marked with serial numbers, the Company shall note the serial numbers of the Shares registered in the Shareholder’s name alongside his name.

(B)	For dormant shares – their number and the date they became dormant, all as known to the Company;

(C)	Shares that do not grant any voting rights according to Section 309(b) of the Law or Section 333(b) of the Law – their number and the date the Shares were converted so that they do not grant any voting rights, all as known to the Company;

(D)	Any other details which are required or permitted to be registered in the Shareholders’ Register or the Companies Law or these Articles.

144.	The Company may manage an additional shareholders’ register outside of Israel.

145.	The Shareholders’ Register shall be prima facie evidence of its contents thereof. If there is any conflict between any registration in the Shareholders’ Register and the share certificate, the evidentiary weight of the Shareholders’ Register shall be preferred over the evidentiary weight of the share certificate.

Notices

146.	Notice to convene a General Meeting shall be provided according to section 62.

Exhibit A-21

147.	(A)	Notices under the law which the Company must furnish to the Registered Shareholders in the Shareholders’ Register, subject to section 62 above, may be by way of personal delivery to the Shareholders or may be sent to the last address that was provided to the Company. If a notice was delivered by mail, the notice shall be deemed delivered – if sent to an address in Israel within seventy-two (72) hours from its date of delivery, and if sent abroad – within ten (10) days from its date of delivery;

(B)	The Company may deliver notices to Shareholders, whether they hold Shares in their name or bearer securities, through publishing the notice in two daily widespread newspapers published in Hebrew or the Company’s website, as prescribed by law.

The provisions of subclause (a) shall not apply when the Company selected to provide notice as set forth in this subclause (b), unless an express obligation by virtue of the law to publish the notice in a different manner applies;

(C)	Nothing contained in sub-clauses (a) and (b) above, shall impose any obligation on the Company to provide notice to anyone who did not provide the Company with an address in Israel.

148.	A Shareholder shall be deemed to have not provided the Company with an address in each of the following instances:

(A)	When the Company sent a letter to the last known address provided by registered mail in which he was requested to approved that the address is still his address or inform the Company of a new address, and the Company did not receive any response within thirty (30) days from the date of delivery;

(B)	When the Company sent a letter to the last known address provided by registered mail, and the Israeli Post Office – after returning the letter or did not do so – notified the Company that he is no longer present at said address or for any similar reason.

149.	When there are joint holders of a Share, the Company may furnish notice to the partner whose name appears first in the Shareholders’ Register.

150.	Any document or notice furnished by the Company in accordance with the provisions of these Articles shall be deemed to have been duly delivered even if the Shareholder dies, was bankrupt or liquidated (irrespective of whether the Company was aware of such or not) to the extent that no one else was registered as a Shareholder in his place, and furnishing and delivery it for any purpose shall be deemed sufficient for any Person interested in the Shares.

Liquidation of the Company

151.	Upon the liquidation of the Company, whether by way of voluntarily liquidation or otherwise, and unless otherwise expressly determined in these Articles or issuance terms of any Share, the following provisions shall apply:

(A)	The liquidator will first use all the Company’s assets for the repayment of its obligations (the Company’s assets after payment of the debts shall be referred to as the “Surplus Assets”);

(B)	Subject to special rights attached to the Shares, the liquidator shall distribute the Surplus Assets among the Shareholders, pro rata, to the nominal value of the Shares;

(C)	Upon the Company’s approval of a resolution adopted by a majority of the votes of the Shareholders at the General Meeting, the liquidator may divide the Surplus Assets of the Company, or any part thereof, between the Shareholders, in kind, and deliver any asset of the Surplus Assets deposited in trust to the trustee for the Shareholders, as the liquidator shall deem appropriate.

Exemption from Liability

152.	(A)	The Company may exempt ex ante any officer from any liability, in whole or in part, due to any damages following a duty of care owed to it:

(B)	Notwithstanding the foregoing in subsection (a), the Company shall not be permitted to exempt ex ante a Director from liability owed to it due to any breach of duty of care towards it resulting from distribution, as defined in the Companies Law.

Exhibit A-22

Insuring Liability

153.	The Company may be a party to an agreement for the insurance of the liability of an officer due to a liability imposed on him due to an action he had performed in his capacity as an Officer, in whole or in part, in any one of the following:

(A)	A breach of the duty of care owed to the Company or any other Person;

(B)	A breach of a fiduciary duty owed to it, provided that the officer acted in good faith and has reasonable basis to assume that such act would not prejudice the interests of the Company;

(C)	A monetary obligation that will be imposed on him in favor of another Person;

(D)	Any other action permitted by insurance according to any law.

154.	Without derogating from the foregoing in section 153 above, the Company may engage in a contract for the insurance of the liability of an officer where the payments or expenses entailed therein shall be borne by the officer, as the case may be, as follows:

(A)	Expenses incurred by the officer in connection with a “proceeding” conducted in his matter, including reasonable litigations costs, which include attorneys’ fees;

For the purposes of this section, “proceeding” – any proceeding according to Chapters H-3, H-4 and I-1of the Securities Law and a proceeding according to Article 4 , Chapter 7, Part 9 of the Companies Law.

(B)	Payment to an injured party for a breach according to Section 52(54)(a)(1)(a) of the Securities Law and Chapter H-4 of the Securities Law.

Indemnification

155.	Subject to the provisions of the Companies Law, the Company may indemnify an officer ex post facto for any liability or expense as set forth in paragraphs (a) – (f) below, imposed on him or that was spent due to an action he had performed within his capacity as an officer of the Company:

(A)	A monetary obligation imposed on him in favor of another Person according to any judgment, included a judgment issued as a settlement or an arbitrator’s award approved by a court;

(B)	Reasonable litigation expenses, including attorneys’ fees, expended by the officer due to an investigation or proceeding instituted against him by an authority qualified to administrate such investigation or proceeding, and which concluded without filing an indictment and without imposing any financial obligation in lieu of a criminal proceeding, or that concluded without filing an indictment however a financial obligation was imposed in lieu of a criminal proceeding for a crime that does not require proof of mens rea or in connection a monetary sanction; in this section –

“Conclusion of proceedings without the filing of an indictment in a matter in which a criminal investigation has been opened” shall mean the file was closed according to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742 – 1982 (in this subclause – the Criminal Procedure Law) or a stay of proceedings by the attorney general according to Section 231 of the Criminal Procedure Law;

“Financial obligation in lieu of criminal proceedings” – a monetary duty imposed by the Law in lieu of criminal proceedings, including an administrative fine according to the Administrative Offenses Law, 5746 – 1986, a fine for an offense prescribed as an offensive fine according to the provisions of the Criminal Procedure Law, monetary sanction, or ransom;

Exhibit A-23

(C)	Reasonable litigation expenses, including attorneys’ fees, expended by the officer, or charged upon the officer by a court, in a proceeding instituted against the officer by the Company, or on its behalf or by another Person, or in any criminal proceedings in which the officer is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea.

(D)	Expenses spent in connection with a “proceeding” as defined in section 154 (a) above, that was conducted in his mater, including reasonable litigation expenses and attorneys’ fees.

(E)	Payment to an injured party for a breach according to Section 52(54)(a)(1)(a) of the Securities Law and Chapter H-4 of the Securities Law.

(F)	Any other duty or expense that may be indemnified by law.

156.	The Company may undertake to indemnify its officer, ex ante, resulting from any liability or expense as detailed in section 155(b) – 155(f) above. The Company may also undertake, ex ante, provided that the indemnification undertaking to indemnify its officer, ex ante, as detailed in section 155(a) above, provided that it shall be limited to events that the Board of Directors believes may be anticipated in light of the Company’s actual activities at such time when the indemnification undertaking is granted and according to such amount or criteria that the Board of Directors had determined as reasonable under the circumstances and that the indemnification undertaking will detail the events that the Board of Directors believes may be anticipated in light of the Company’s actual activities at such time that the indemnification undertaking is granted and according to such amount or criteria that the Board of Directors had determined as reasonable under the circumstances.

157.	In any event, the total and cumulative indemnification amount that the Company shall be obligated to pay (in addition to amounts that shall be received from an insurance company, if such amounts shall be received, within the framework of D&O Insurance acquired and maintained by the Company, if so acquired) for all the Company’s officers, in aggregate, shall not exceed an amount that equals 25% percent of the Company’s capital, according to the Company’s last consolidated financial statements that were published prior to the actual grant of indemnification.

The Company’s Charges

158.	(A)	The signature of any Person appointed from time to time by the Board of Directors, whether in general or for a specific matter, alone or together with other Persons, together with the Company’s stamp or its printed name shall bind the Company;

(C)	The Board of Directors may determine separate signature rights for the Company’s different businesses and for certain amounts which said Persons are authorized to sign.

Amending the Articles

159.	The Company may amend these Articles by way of resolution adopted by an ordinary majority at the General Meeting.

Exhibit A-24